February 14, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Tangela S. Richter, Legal Branch Chief
Mellissa Campbell Duru, Staff Attorney
Jill Davis, Accounting Branch Chief
Gabrielle Malits, Staff Accountant

Re:	Itronics Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed February 13, 2006 (File No. 333-127855)

Ladies and Gentlemen:

On behalf of Itronics Inc. (“Itronics” or the "Company"), please accept this letter as the Company’s response to comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in its letter dated February 14, 2006.

Form SB-2

General

1.
Please update the disclosure throughout your registration statement to the most recent practicable date. We note, for example, the information accompanying the selling stockholder table that references the market price of your common stock as of August 24, 2005.

Response:

We have updated the disclosures throughout the prospectus, where applicable, as of a most recent practicable date, including, but not limited to, the information accompanying the selling stockholder table that references the market price of the Company’s common stock as of August 24, 2005.

2.	We note the addition of 10,000,000 shares to the registration statement. Inform us of the basis for the addition of such shares.

Response:

In the initial filing of the registration statement, the Company registered an aggregate of 40,000,000 shares of its common stock, including 39,391,000 shares underlying the secured convertible notes and 609,000 underlying the warrants. This amount is considerably less than what the selling stockholders are entitled to under the Securities Purchase Agreement. The Company intended to register all of the shares issuable to the selling stockholders at such time as it held an annual meeting of stockholders to increase its authorized common stock from 250,000,000 to 1,000,000,000 shares. As of the date hereof, the Company has not held an annual meeting of its stockholders and has not increased its authorized shares of common stock. The Company determined to register an additional 10,000,000 shares of its common stock in Amendment No. 3 to the registration statement because it has yet to increase its authorized shares of common stock and would not be able to do so prior to the anticipated effectiveness of the registration statement. It was done solely to register additional shares of common stock which the selling stockholders are entitled to under the Securities Purchase Agreement until the meeting is held.

The Company intends to file a second registration statement to register the remaining shares issuable to the selling stockholders underlying the secured convertible notes and the warrants after the effectiveness of this registration statement.

Certain Relationships and Related Party Transactions, page 37

3.	Please revise to disclose whether the transactions entered into with related parties are on the same terms as transactions that would have been entered into with an unaffiliated third party.

Response:

Under the heading of the registration statement entitled “Certain Relationships and Related Party Transactions”, we have included a statement to the effect that all transactions between us and our officers, directors and principal stockholders or any affiliates thereof are, and in the future will be, on terms no less favourable to us than could be obtained from unaffiliated third parties.

4.	Clarify the status of the leasing arrangement entered into by Dr. Whitney in 2003.

Response:

Under the heading of the registration statement entitled “Certain Relationships and Related Party Transactions”, we have clarified the status of the leasing arrangement entered into by Dr. Whitney in 2003.

Very Truly Yours,

/s/ Eric A. Pinero

Eric A. Pinero